Form AW

ACROBOO, INC.

A Nevada Corporation

3000 Bayport Drive, Suite 250, Tampa, Florida 33607

Telephone: (813) 637-6900

September 28, 2011

U. S. Securities & Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn: Mr. Scott Anderegg

Staff Attorney

Re: AcroBoo, Inc.

Post Effective Amendment No. to Form S-1

File Number: 333-170477

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "1933 Act"), please consider this correspondence as an application to the U. S. Securities and Exchange Commission (the "SEC") for an order permitting AcroBoo, Inc., a Nevada corporation (the "Registrant'), to withdraw the Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-170477), filed by the Registrant with the U. S. Securities and Exchange Commission (the “Commission”) on September 22, 2011 (the “P/E Amendment”).

Such withdrawal is requested in order to respond to the Staff's comment with respect to unavailability of Rule 462(b) under the 1933 Act to register additional shares (the "Additional Shares") of common stock pursuant to the P/E Amendment. The Registrant respectfully requests that, in accordance with the provisions of Rule 477 under the 1933 Act, the SEC issue an order granting the desired withdrawal. No shares have been sold pursuant to the P/E Amendment.

The Registrant recognizes that they need to file a separate registration statement with the Commission that will include the Additional Shares.

Should you have any questions regarding the application for withdrawal, please do not hesitate to contact the Thomas C. Cook, Esq. corporate counsel at: (702) 221-1925.

Sincerely,

/s/ Dan Furlong

Dan Furlong

Chief Executive Officer

cc: Thomas C. Cook, Esq.